                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                                     AIMCO
                             AIMCO Properties, L.P.
 is offering to purchase any and all units of limited partnership interests in
                   DAVIDSON DIVERSIFIED REAL ESTATE I, L.P.
                         FOR $3,305.00 PER UNIT IN CASH


Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly ten dered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

We have extended our offer; our offer and your with drawal rights will expire at 5:00 P.M., New York City time, on September 20, 2000, unless we extend the deadline.

You will not pay any partnership transfer fees if you tender your units. You will pay any other fees and costs, including any transfer taxes.

Our offer is not subject to a minimum number of units being tendered.

         SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED AUGUST 7, 2000, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

         o We determined the offer price of $3,305.00 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

         o In November 1999, we offered to buy your units for $3,376.10 per unit. Since November 1999, your partnership has paid distributions of $546.76 per unit from operations.

         o In November 1999, an independent investment banking firm estimated that the net asset value, going concern value and liquidation value of your partnership were $4,109, $3,271, and $3,645 per unit, respectively.

                                                       (continued on next page)

                                  ----------

         If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                               September 6, 2000

(Continued from prior page)


         o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units, to be $11,182 per unit and an affiliate of your general partner estimated the net liquidation value of your units to be $6,749.46 per unit.

         o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

         o Although your partnership's agreement of limited partnership provides for termination in the year 2007, the prospectus pursuant to which the units were sold in 1983 indicated that the properties owned by your partnership might be sold within 3 to 7 years of their acquisition if conditions permitted.

         o Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

         o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

         o It is possible that we may conduct a future offer at a higher price.

         o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

         o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                  INTRODUCTION

         On August 7, 2000, we commenced an offer to acquire all of the outstanding units of your partnership, in exchange for $3,305.00 in cash per unit, net to the seller, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from August 7, 2000 until the expiration date. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2000, this Supplement and in the accompanying letter of transmittal.

         We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction.

         We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         We have extended the expiration date of our offer to 5:00 p.m., New York City time, on September 20, 2000. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein, and forward or hand deliver the enclosed acknowledgment and agreement, together with any other required documents, to the Information Agent. If you have already tendered your units in accordance with the original letter of transmittal, you need not take any further action to continue to tender your units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after October 9, 2000.

         We expressly reserve the right, in our reasonable discretion, at any time and from time to time, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit. Notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change. Further, any extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934.

         Our Offer to Purchase, dated August 7, 2000, is hereby further supplemented as follows:

         1. Since May 1, 2000, we have purchased in privately negotiated transactions the following units in your partnership:

            DATE                      NUMBER OF UNITS                     SALE PRICE PER UNIT
            ----                      ---------------                     -------------------
            May 1                           0                                     n/a

            June 1                          0                                     n/a

----------

         2. The current executive officers of the general partner of your partnership are the same as the executive officers of AIMCO.

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                    THE INFORMATION AGENT FOR THE OFFER IS:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.


           By Mail:                      By Overnight Courier:                   By Hand:
         P.O. Box 2065                    111 Commerce Road                 111 Commerce Road
S. Hackensack, N.J. 07606-2065          Carlstadt, N.J. 07072             Carlstadt, N.J. 07072
                                       Attn.: Reorganization Dept.       Attn.: Reorganization Dept.

                                      For information, please call:

                                        TOLL FREE: (888) 349-2005